UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number 0-51005

PANTHERA EXPLORATION INC.

Translation of registrant’s name into English

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SUBMITTED HEREWITH

Exhibits

99.1	News Release – December 23, 2009 – Laguna Caro Property
99.2	News Release – December 30, 2009 – Private Placement
99.3	Material Change Report – January 6, 2010 – Private Placement
99.4	News Release January 7, 2010 – Increased Private Placement
99.5	Material Change Report – January 7, 2010 – Increased Private Placement
99.6	News Release – January 25, 2010 – Private Placement
99.7	Material Change Report – January 25, 2010 – Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANTHERA EXPLORATION INC.

(Registrant)

By:

/s/ Bruce Winfield

Bruce Winfield

President and Chief Executive Officer

Date: February 3, 2010

Exhibit 99.1

Panthera Exploration Inc.

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

TSX Venture Exchange         PNX

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

OTC                                PNXLF

www.pantheraexploration.com • info@pantheraexploration.com

Frankfurt            WKN A0RK7E

NEWS RELEASE – December 23, 2009

Panthera Signs Letter of Intent to Acquire the Laguna Caro Lithium Property

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce that it has executed a binding Letter of Intent (LOI) to acquire the Salar de la Laguna Caro property in the western part of Salta Province, Argentina. A payment of US$10,000 was made on execution of the LOI.

The property consists of two exploration concessions totaling 3000 ha covering a significant portion of the Salar de la Laguna Caro which Panthera believes has potential to host a lithium bearing, saline brine deposit.

Terms of the LOI provide for an initial 60 day standstill period, during which the Company will conduct a due diligence review of the project.  If satisfactory, the Company may elect to negotiate and execute a definitive Option to Purchase Agreement to acquire a 100% interest in the property by making payments comprised of: US$50,000 on signing; US$90,000 after 6 months; and further escalating payments over a 30 month period for an aggregate US$900,000.  The vendor will retain a 1% sales royalty which can be purchased by the Company at any time for US$1.0 million.

ON BEHALF OF THE BOARD

"Bruce Winfield"

Bruce Winfield, President & CEO

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company’s web site at http://www.pantheraexploration.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or the accuracy of this release.

2009

Exhibit 99.2

Panthera Exploration Inc.

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

TSX Venture Exchange         PNX

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

OTC                                PNXLF

www.pantheraexploration.com • info@pantheraexploration.com

Frankfurt            WKN A0RK7E

NEWS RELEASE – December 30, 2009

Private Placement

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce a non-brokered private placement financing of up to 4,200,000 units (“Units”) at a price of $0.13 per Unit, subject to regulatory approval. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

This financing is subject to regulatory approval and a four-month hold period.

The proceeds from this financing will be used for general working capital.

.

ON BEHALF OF THE BOARD

"Bruce Winfield"

Bruce Winfield, President & CEO

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company’s web site at http://www.pantheraexploration.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or the accuracy of this release.

2009

Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

December 30, 2009

3.

Press Release

The press release was released on December 30, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer announced a non-brokered private placement financing of up to 4,200,000 units (“Units”) at a price of $0.13 per Unit, subject to regulatory approval. Each Unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce a non-brokered private placement financing of up to 4,200,000 units (“Units”) at a price of $0.13 per Unit, subject to regulatory approval. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.  This financing is subject to regulatory approval and a four-month hold period.  The proceeds from this financing will be used for general working capital.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Bruce Winfield,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

January 6, 2010.

Exhibit 99.4

Panthera Exploration Inc.

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

TSX Venture Exchange         PNX

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

OTC                                PNXLF

www.pantheraexploration.com • info@pantheraexploration.com

Frankfurt            WKN A0RK7E

NEWS RELEASE – January 7, 2010

Private Placement Increased

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce its intention to increase the non-brokered private placement, announced on December 30, 2009, by an additional 500,000 units (“Units”) to 4,700,000 Units of the Company at a price of $0.13 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

This financing is subject to regulatory approval and a four-month hold period.

The proceeds from this financing will be used for general working capital.

.

ON BEHALF OF THE BOARD

"Bruce Winfield"

Bruce Winfield, President & CEO

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company’s web site at http://www.pantheraexploration.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or the accuracy of this release.

2010

Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

January 7, 2010

3.

Press Release

The press release was released on January 7, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer announced it has increased the non-brokered private placement, announced on December 30, 2009, by an additional 500,000 units (“Units”) to 4,700,000 Units of the Company at a price of $0.13 per Unit.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce its intention to increase the non-brokered private placement, announced on December 30, 2009, by an additional 500,000 units (“Units”) to 4,700,000 Units of the Company at a price of $0.13 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Bruce Winfield,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

January 7, 2010.

Exhibit 99.6

Panthera Exploration Inc.

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

TSX Venture Exchange         PNX

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

OTC                                PNXLF

www.pantheraexploration.com • info@pantheraexploration.com

Frankfurt            WKN A0RK7E

NEWS RELEASE – January 25, 2010

Private Placement Closed

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce that it has received regulatory approval from the TSX Venture Exchange for the non-brokered private placement (the “Financing”) originally announced on December 30, 2009 and January 7, 2010. The Financing consisted of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds to the Company of $611,000. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Directors and officers subscribed for a portion of the Financing. The proceeds from the Financing will be used for general working capital.

All securities issued in the Financing are subject to a hold period under applicable Canadian securities laws, expiring on May 23, 2010. Aggregate finders’ fee of $936 is payable in cash to an arm’s length party to the Company on a portion of the Financing.

.

ON BEHALF OF THE BOARD

"Bruce Winfield"

Bruce Winfield, President & CEO

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company’s web site at http://www.pantheraexploration.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or the accuracy of this release.

2010

Exhibit 99.7

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

January 25, 2010

3.

Press Release

The press release was released on January 25, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer announced it has closed the non-brokered private placement, announced on December 30, 2009 and January 7, 2010, for 4,700,000 Units of the Company at a price of $0.13 per Unit.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce that it has received regulatory approval from the TSX Venture Exchange for the non-brokered private placement (the “Financing”) originally announced on December 30, 2009 and January 7, 2010. The Financing consisted of the issuance of 4,700,000 units at a price of $0.13 per unit, for gross proceeds to the Company of $611,000. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share in year one and $0.22 per share in year two. Directors and officers subscribed for a portion of the Financing. The proceeds from the Financing will be used for general working capital.

All securities issued in the Financing are subject to a hold period under applicable Canadian securities laws, expiring on May 23, 2010. Aggregate finders’ fee of $936 is payable in cash to an arm’s length party to the Company on a portion of the Financing.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Bruce Winfield,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

January 25, 2010.